Reliance
Industries Limited

March 12, 2009

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

Dear Sir,

Sub.: Amalgamation of Reliance Petroleum Limited with the Company

Pursuant to requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic Stock Exchanges, for your information and record:-

Sl. No.	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	31	March 12, 2009	Forwarding a copy of the newspaper cuttings of the Notices of the Court convened meetings of the Equity Shareholders, Secured Creditors (including debenture holders) and Unsecured Creditors to be held on April 4, 2009 at Mumbai.

Thanking you,

[redacted]

09045624

Yours faithfully,
For **Reliance Industries Limited**

Shashikala Rao
Vice President - Corporate Secretarial

Encl.: As above

3/26

The Free Press Journal 12 march 2009

IN THE HIGH COURT OF JUDICATURE AT BOMBAY
ORDINARY ORIGINAL CIVIL JURISDICTION
COMPANY APPLICATION NO. 288 OF 2009

In the matter of the Companies Act, 1956;

And

In the matter of Sections 391 to 394 of the Companies Act, 1956;

And

In the matter of Reliance Industries Limited, a company incorporated under the Companies Act, 1956, and having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai- 400 021;

And

In the matter of the Scheme of Amalgamation of Reliance Petroleum Limited with Reliance Industries Limited.

Reliance Industries Limited, a company incorporated under the Companies Act, 1956, and having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai- 400 021.) .....Applicant Company

NOTICE CONVENING MEETINGS OF THE EQUITY SHAREHOLDERS, SECURED CREDITORS (INCLUDING DEBENTUREHOLDERS) AND UNSECURED CREDITORS OF RELIANCE INDUSTRIES LIMITED THE APPLICANT COMPANY

Notice is hereby given that by an Order made on the 6th day of March, 2009, the High Court of Judicature at Bombay has directed that separate meetings be held of the equity shareholders, secured creditors (including the debentureholders) and unsecured creditors of the Applicant Company at Birla Matushri Sabhagar, 19 Marine Lines, Mumbai - 400 020, on Saturday, the 4th day of April, 2009, as per table given below, for the purpose of considering, and if thought fit, approving with or without modifications, the Scheme of Amalgamation of Reliance Petroleum Limited with Reliance Industries Limited (the "Scheme"):

Meeting	Time
Equity Shareholders	11:00 a.m.
Secured Creditors (including debentureholders)	12:00 noon or so soon thereafter after the conclusion of the meeting of the equity shareholders of the Applicant Company
Unsecured Creditors	12:30 p.m. or so soon thereafter after the conclusion of the meeting of the secured creditors (including the debentureholders) of the Applicant Company

In pursuance of the said Order and as directed therein, further notice is hereby given that the meetings of the equity shareholders, secured creditors (including debenture holders) and unsecured creditors of the Applicant Company will be held at Birla Matushri Sabhagar, 19 Marine Lines, Mumbai - 400 020, on Saturday, the 4th day of April, 2009 at the time stated hereinabove, at which time and place the said equity shareholders, secured creditors (including the debentureholders) and unsecured creditors of the Applicant Company are requested to attend.

Copies of the Scheme, Explanatory Statement under Section 393 of the Companies Act, 1956 and a Form of Proxy can be obtained free of charge at the registered office of the Applicant Company and/or its Advocates' Office at M/s. Amarchand & Mangaldas & Suresh A. Shroff & Co., Peninsula Chambers, Peninsula Corporate Park, Ganpatrao Kadam Marg, Lower Parel, Mumbai - 400 013, on any working day.

Persons entitled to attend and vote at the respective meetings may vote in person or by proxy, provided that a proxy in the prescribed form duly signed by such person or by his authorized representative is deposited at the registered office of the Applicant Company not later than 48 hours before the commencement of the respective meetings.

[redacted] Applicant Company and in his absence Mr. Y. P. Trivedi, Independent Director of the Applicant Company, to be the Chairman of the said meetings.

The Scheme, if approved in the aforesaid meetings, will be subject to the approval of the High Court of Judicature at Bombay and High Court of Gujarat at Ahmedabad.

Sd/-
Justice B.N. Srikrishna (Retd.)
Chairman appointed for the meetings

Dated this 10th day of March, 2009.

Registered Office:
3rd Floor, Maker Chambers IV, 222, Nariman Point,
Mumbai - 400 021, Maharashtra, India.

महाराष्ट्र टाइम्स गुरुवार १२ मार्च २००९

मुंबई उच्च न्यायालयातील
मूळ सर्वसाधारण दिवाणी अधिकारक्षेत्र
२००९ चा कंपनी दावा क्र.२८८

कंपनी कायदा, १९५६ च्या प्रकरणी;

आणि

कंपनी कायदा, १९५६ च्या कलम ३९१ ते ३९४ प्रकरणी;

आणि

रिलायन्स इंडस्ट्रिज लिमिटेड, कंपनी कायदा, १९५६ खाली स्थापन करण्यात आलेली आणि ३रा मजला, मेकर चेम्बर्स ४, २२२, नरिमन पॉइंट, मुंबई ४०० ०२१ येथे नोंदणीकृत कार्यालय असलेल्या कंपनीच्या प्रकरणी;

आणि

रिलायन्स पेट्रोलियम लिमिटेडचे रिलायन्स इंडस्ट्रिज लिमिटेडमध्ये विलिनिकरण करण्याच्या प्रकरणी.

रिलायन्स इंडस्ट्रिज लिमिटेड, कंपनी कायदा, १९५६ खाली स्थापन करण्यात आलेली आणि ३रा मजला, मेकर चेम्बर्स ४, २२२, नरिमन पॉइंट, मुंबई ४०० ०२१ येथे नोंदणीकृत कार्यालय असलेली कंपनी) .... अर्जदार कंपनी

अर्जदार कंपनी रिलायन्स इंडस्ट्रिज लिमिटेडच्या इक्विटी समभागधारक, सुरक्षित क्रेडिटर्स (कर्जरोखेधारकांसह) आणि असुरक्षित क्रेडिटर्स ह्यांची सभा बोलाविण्यासाठी सूचना

ह्याद्वारे सूचना देण्यात येते की ६ मार्च २००९ रोजी काढण्यात आलेल्या आदेशानुसार मुंबई उच्च न्यायालयाने रिलायन्स पेट्रोलियम लिमिटेड चे रिलायन्स इंडस्ट्रिज लिमिटेड मध्ये विलिनिकरण करण्याच्या योजनेला योग्य वाटल्यास सुधारणा करून किंवा सुधारणांशिवाय मंजुरी देण्याविषयी विचार करण्यासाठी अर्जदार कंपनीच्या इक्विटी समभागधारक, सुरक्षित क्रेडिटर्स (कर्जरोखेधारकांसह) आणि असुरक्षित क्रेडिटर्स ह्यांची स्वतंत्र सभा बिरला मातुश्री सभागृह, १९ मरिन लाईन्स, मुंबई ४०० ०२०, येथे शनिवार, ४ एप्रिल २००९ रोजी खालील तक्त्यात दर्शविल्यानुसार बोलाविण्याचे आदेश दिले आहेत:

सभा	वेळ
इक्विटी समभागधारक	सकाळी ११:००
सुरक्षित क्रेडिटर्स (कर्जरोखेधारकांसह)	दुपारी १२:०० वाजता किंवा अर्जदार कंपनीच्या इक्विटी समभागधारकांची सभा संपल्यानंतर त्यानंतर लगेच
असुरक्षित क्रेडिटर्स	दुपारी १२:३० वाजता किंवा अर्जदार कंपनीच्या सुरक्षित क्रेडिटर्स (कर्जरोखेधारकांसह) ची सभा संपल्यानंतर त्यानंतर लगेच

सदर आदेशाचा पाठपुरावा करताना आणि त्यामध्ये दिलेल्या आदेशानुसार, अधिक सूचना देण्यात येत आहे की अर्जदार कंपनीच्या इक्विटी समभागधारक, सुरक्षित क्रेडिटर्स (कर्जरोखेधारकांसह) आणि असुरक्षित क्रेडिटर्स ह्यांची सभा बिरला मातुश्री सभागृह, १९ मरिन लाईन्स, मुंबई ४०० ०२०, येथे शनिवार, ४ एप्रिल २००९ रोजी वर नमूद करण्यात आलेल्या वेळी होईल व सदर वेळी आणि ठिकाणी अर्जदार कंपनीचे सदर इक्विटी समभागधारक, सुरक्षित क्रेडिटर्स (कर्जरोखेधारकांसह) आणि असुरक्षित क्रेडिटर्स ह्यांनी उपस्थित रहावे अशी विनंती करण्यात येत आहे.

ह्या योजनेची प्रत, कंपनी कायदा, १९५६ मधील कलम ३९३ अंतर्गत स्पष्टिकरणाचे निवेदन आणि प्रॉक्सीचे प्रपत्र ह्यांच्या प्रती अर्जदार कंपनीच्या नोंदणीकृत कार्यालयात मोफत मिळतील आणि/किंवा त्यांचे वकील, मेसर्स अमरचंद ॲण्ड मंगलदास ॲण्ड सुरेश ए. श्रॉफ ॲण्ड कंपनी, पेनिन्सुला चेम्बर्स, पेनिन्सुला कॉर्पोरेट पार्क, गणपतराव कदम मार्ग, लोअर परळ, मुंबई – ४०० ०१३, येथील कार्यालयातून कोणत्याही कार्यालयीन दिवशी मोफत मिळतील.

संबंधित सभांना उपस्थित राहून मतदान करण्याचा हक्क असलेल्या व्यक्ती स्वत: मतदान करू शकतात किंवा प्रॉक्सीद्वारे मतदान करू शकतात, सदर प्रॉक्सी, अशा व्यक्तीने विहित प्रपत्राद्वारे स्वत: किंवा त्याच्या अधिकृत प्रतिनिधीने स्वाक्षरी करून अर्जदार कंपनीच्या नोंदणीकृत कार्यालयात संबंधित सभा सुरू होण्याच्या ४८ तासाहून कमी नसलेल्या कालावधीत जमाकेली पाहिजे.

मान. मुंबई उच्च न्यायालयाने श्री. न्यायमुर्ती बी. एन्. श्रीकृष्ण (निवृत्त) ह्यांची, त्यांच्या अनुपस्थितीत श्री. एम्. एल. भक्ता, अर्जदार कंपनीचे स्वतंत्र संचालक आणि त्यांच्या अनुपस्थितीत श्री. वाय्. पी. त्रिवेदी, अर्जदार कंपनीचे स्वतंत्र संचालक, ह्यांची सदर सभेच्या अध्यक्षस्थानी नेमणुक केली आहे.

सदर योजना, वरील सभांमध्ये मंजुर करण्यात आल्यास, मुंबई उच्च न्यायालय आणि अहमदाबाद येथील गुजरात उच्च न्यायालय ह्यांची त्यास मंजुरी आवश्यक असेल.

सही/–
न्यायमूर्ती बी. एन्. श्रीकृष्ण (निवृत्त)
सभेसाठी नियुक्त अध्यक्ष

दिनांक: १० मार्च २००९

नोंदणीकृत कार्यालय:
३रा मजला, मेकर चेम्बर्स ४, २२२, नरिमन पॉइंट,
मुंबई ४०० ०२१, महाराष्ट्र, भारत.

The Times of India 12 March 2009

IN THE HIGH COURT OF JUDICATURE AT BOMBAY
ORDINARY ORIGINAL CIVIL JURISDICTION
COMPANY APPLICATION NO. 288 OF 2009

In the matter of the Companies Act, 1956;

And

In the matter of Sections 391 to 394 of the Companies Act, 1956;

And

In the matter of Reliance Industries Limited, a company incorporated under the Companies Act, 1956, and having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai- 400 021;

And

In the matter of the Scheme of Amalgamation of Reliance Petroleum Limited with Reliance Industries Limited.

Reliance Industries Limited, a company incorporated under the Companies Act, 1956, and having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai- 400 021.) .....Applicant Company

NOTICE CONVENING MEETINGS OF THE EQUITY SHAREHOLDERS, SECURED CREDITORS (INCLUDING DEBENTUREHOLDERS) AND UNSECURED CREDITORS OF RELIANCE INDUSTRIES LIMITED THE APPLICANT COMPANY

Notice is hereby given that by an Order made on the 6th day of March, 2009, the High Court of Judicature at Bombay has directed that separate meetings be held of the equity shareholders, secured creditors (including the debentureholders) and unsecured creditors of the Applicant Company at Birla Matushri Sabhagar, 19 Marine Lines, Mumbai - 400 020, on Saturday, the 4th day of April, 2009, as per table given below, for the purpose of considering, and if thought fit, approving with or without modifications, the Scheme of Amalgamation of Reliance Petroleum Limited with Reliance Industries Limited (the "Scheme"):

Meeting	Time
Equity Shareholders	11:00 a.m.
Secured Creditors (including debentureholders)	12:00 noon or so soon thereafter after the conclusion of the meeting of the equity shareholders of the Applicant Company
Unsecured Creditors	12:30 p.m. or so soon thereafter after the conclusion of the meeting of the secured creditors (including the debentureholders) of the Applicant Company

In pursuance of the said Order and as directed therein, further notice is hereby given that the meetings of the equity shareholders, secured creditors (including debenture holders) and unsecured creditors of the Applicant Company will be held at Birla Matushri Sabhagar, 19 Marine Lines, Mumbai - 400 020, on Saturday, the 4th day of April, 2009 at the time stated hereinabove, at which time and place the said equity shareholders, secured creditors (including the debentureholders) and unsecured creditors of the Applicant Company are requested to attend.

Copies of the Scheme, Explanatory Statement under Section 393 of the Companies Act, 1956 and a Form of Proxy can be obtained free of charge at the registered office of the Applicant Company and/or its Advocates' Office at M/s. Amarchand & Mangaldas & Suresh A. Shroff & Co., Peninsula Chambers, Peninsula Corporate Park, Ganpatrao Kadam Marg, Lower Parel, Mumbai - 400 013, on any working day.

Persons entitled to attend and vote at the respective meetings may vote in person or by proxy, provided that a proxy in the prescribed form duly signed by such person or by his authorized representative is deposited at the registered office of the Applicant Company not later than 48 hours before the commencement of the respective meetings.

The Hon'ble High Court of Judicature at Bombay has appointed, Mr. Justice B. N. Srikrishna (Retd.), in his absence Mr. M. L. Bhakta, Independent Director of the Applicant Company and in his absence Mr. Y. P. Trivedi, Independent Director of the Applicant Company, to be the Chairman of the said meetings.

The Scheme, if approved in the aforesaid meetings, will be subject to the approval of the High Court of Judicature at Bombay and High Court of Gujarat at Ahmedabad.

Sd/-
Justice B.N. Srikrishna (Retd.)
Chairman appointed for the meetings

Dated this 10th day of March, 2009

Registered Office:
3rd Floor, Maker Chambers IV, 222, Nariman Point,
Mumbai - 400 021, Maharashtra, India.

मुम्बई समाचार गुरुवार 12 मार्च 2009

PUBLIC NOTICE પબ્લિક નોટીસ

ઉચ્ચ ન્યાયાલય મુંબઈની હુકુમત
તેના સાધારણ મૂળભૂત ન્યાયક્ષેત્રમાં
કંપની અરજી નં. ૨૮૮, ૨૦૦૯

કંપનીઝ ઍક્ટ, ૧૯૫૬ની બાબતમાં

અને

કંપનીઝ ઍક્ટ, ૧૯૫૬ની કલમ ૩૯૧થી ૩૯૪ની બાબતમાં

અને

કંપનીઝ ઍક્ટ, ૧૯૫૬ અંતર્ગત સમાવિષ્ટ કરાયેલ કંપની રિલાયન્સ ઈન્ડસ્ટ્રીઝ લિમિટેડ અને એનું નોંધણીકૃત કાર્યાલય ૩જો માળ, મેકર ચેમ્બર્સ ૪, ૨૨૨, નરિમન પૉઈન્ટ, મુંબઈ–૪૦૦ ૦૨૧, ખાતે છે એની બાબતમાં;

અને

રિલાયન્સ ઈન્ડસ્ટ્રીઝ લિમિટેડ સાથે રિલાયન્સ પેટ્રોલિયમ લિમિટેડના એકત્રિકરણની યોજનાની બાબતમાં.

કંપનીઝ ઍક્ટ, ૧૯૫૬ અંતર્ગત સમાવિષ્ટ કરાયેલ)
કંપની રિલાયન્સ ઈન્ડસ્ટ્રીઝ લિમિટેડ અને એનું)
નોંધણીકૃત કાર્યાલય ૩જો માળ, મેકર ચેમ્બર્સ ૪,)
૨૨૨, નરિમન પૉઈન્ટ, મુંબઈ–૪૦૦ ૦૨૧, ખાતે છે.) ... અરજકર્તા કંપની

અરજકર્તા કંપની રિલાયન્સ ઈન્ડસ્ટ્રીઝ લિમિટેડના ઈક્વિટી શેરધારકો, સુરક્ષિત લેણદારો (ડિબેન્ચરધારકો સહિત) અને અસુરક્ષિત લેણદારોની સભાની જાણકારી આપતી સૂચના

આ સાથે સૂચના આપવામાં આવે છે કે મુંબઈ ખાતે ઉચ્ચ ન્યાયાલયના તારીખ ૬ માર્ચ, ૨૦૦૯ના આદેશ અનુસાર અરજકર્તા કંપનીના ઈક્વિટી શેરધારકો, સુરક્ષિત લેણદારો (ડિબેન્ચરધારકો સહિત) અને અસુરક્ષિત લેણદારોની અલગ સભા બિરલા માતુશ્રી સભાગૃહ, ૧૯ મરિન લાઈન્સ, મુંબઈ – ૪૦૦ ૦૨૦ ખાતે શનિવારે ૪થી એપ્રિલ, ૨૦૦૯ના રોજ નીચે આપેલા કોષ્ટક મુજબ રાખવામાં આવી છે, જેનો ઉદ્દેશ્ય, જો યોગ્ય લાગે તો રિલાયન્સ ઈન્ડસ્ટ્રીઝ લિમિટેડ સાથે રિલાયન્સ પેટ્રોલિયમ લિમિટેડના એકત્રિકરણની યોજના (યોજના) સુધારાવધારાઓ સાથે અથવા એ વિના મંજૂર કરવાનો છે.

સભા	સમય
ઈક્વિટી શેરધારકો	સવારે ૧૧:૦૦ વાગ્યે
સુરક્ષિત લેણદારો (ડિબેન્ચરધારકો સહિત)	બપોર ૧૨:૦૦ વાગ્યે અથવા અરજકર્તા કંપનીના ઈક્વિટી શેરધારકોની સભાના નિષ્કર્ષ પછી તરત જ
અસુરક્ષિત લેણદારો	બપોર ૧૨:૩૦ વાગ્યે અથવા અરજકર્તા કંપનીના સુરક્ષિત લેણદારોની (ડિબેન્ચરધારકો સહિત) સભાના નિષ્કર્ષ પછી તરત જ

કથિત આદેશના અનુસાર અને નિર્દેશ મુજબ આ સાથે સૂચના આપવામાં આવે છે કે અરજકર્તા કંપનીના ઈક્વિટી શેરધારકો, સુરક્ષિત લેણદારો (ડિબેન્ચરધારકો સહિત) અને અસુરક્ષિત લેણદારોની સભા બિરલા માતુશ્રી સભાગૃહ, ૧૯ મરિન લાઈન્સ, મુંબઈ – ૪૦૦ ૦૨૦ ખાતે શનિવારે ૪થી એપ્રિલ, ૨૦૦૯ના રોજ અહીં ઉપર આપેલા સમય મુજબ રાખવામાં આવી છે. કથિત સમયે અને સ્થાને અરજકર્તા કંપનીના ઈક્વિટી શેરધારકો, સુરક્ષિત લેણદારો (ડિબેન્ચરધારકો સહિત) અને અસુરક્ષિત લેણદારોને ઉપસ્થિત રહેવા વિનંતી કરવામાં આવે છે.

કથિત એકત્રિકરણની યોજનાની નકલ, કંપનીઝ ઍક્ટ, ૧૯૫૬ની કલમ ૩૯૩ હેઠળ નિવેદનની નકલ અને પ્રૉક્સી ફૉર્મની નકલ અરજકર્તા કંપનીના નોંધણીકૃત કાર્યાલય અને/અથવા તેના ઍડ્વોકેટના કાર્યાલય મેસર્સ અમરચંદ ઍન્ડ મંગલદાસ ઍન્ડ સુરેશ એ. શ્રોફ ઍન્ડ કં., પેનિન્સ્યુલા ચેમ્બર્સ, પેનિન્સ્યુલા કૉર્પોરેટ પાર્ક, ગણપતરાવ કદમ માર્ગ, લોઅર પરેલ, મુંબઈ – ૪૦૦ ૦૧૩ ખાતેથી કામકાજના કોઈ પણ દિવસે નિઃશુલ્ક મેળવી શકાય છે.

સંબંધિત સભામાં હાજરી આપવા અને મત આપવા હકદાર વ્યક્તિઓ વ્યક્તિગત રીતે અથવા પ્રૉક્સી દ્વારા મત આપી શકશે, જો તે પ્રૉક્સી નિર્દિષ્ટ ફોર્મમાં, હકદાર વ્યક્તિ અથવા તેના અધિકૃત વ્યક્તિ દ્વારા સહી કરી, સભાની શરૂઆતના ઓછામાં ઓછા ૪૮ (અડતાલીસ) કલાક પહેલા અરજકર્તા કંપનીના નોંધણીકૃત કાર્યાલય ખાતે જમા કરાવે.

મુંબઈના માનનીય ઉચ્ચ ન્યાયાલય દ્વારા ઉપરોક્ત સભાના ચૅરમેન તરીકે શ્રી જસ્ટીસ બી. એન. શ્રીકિષ્નાને (નિવૃત્ત) નિયુક્ત કરેલ છે અને એમની અનુપસ્થિતિમાં કથિત સભાના ચૅરમેન તરીકે અરજકર્તા કંપનીના ઈન્ડિપેન્ડન્ટ ડિરેક્ટર શ્રી એમ. એલ. ભક્તાને નિયુક્ત કરેલ છે અને એમની અનુપસ્થિતિમાં કથિત સભાના ચૅરમેન તરીકે અરજકર્તા કંપનીના ઈન્ડિપેન્ડન્ટ ડિરેક્ટર શ્રી વાય. પી ત્રિવેદીને નિયુક્ત કરેલ છે.

જો ઉપર જણાવેલ એકત્રિકરણની યોજના સભા દ્વારા મંજૂર થાય તો ત્યાર પછી ઉચ્ચ ન્યાયાલય, મુંબઈ અને ગુજરાતના અમદાવાદના ઉચ્ચ ન્યાયાલયની મંજૂરીને આધીન રહેશે.

સહી/-
જસ્ટીસ બી. એન. શ્રીકિષ્નાને (નિવૃત્ત)
સભા માટે નિયુક્ત ચૅરમેન

તારીખ: ૧૦ માર્ચ, ૨૦૦૯

નોંધણીકૃત કાર્યાલય:
૩જો માળ, મેકર ચેમ્બર્સ ૪, ૨૨૨, નરિમન પૉઈન્ટ,
મુંબઈ–૪૦૦ ૦૨૧, મહારાષ્ટ્ર, ભારત.

(જાહેર)